EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011
Net income	$142,844	$105,382	$65,128	$76,395	$53,538
Income tax expense	64,094	35,683	16,133	28,496	16,981
Income before income tax expense	$206,938	$141,065	$81,261	$104,891	$70,519
Fixed charges
Interest on short-term and other borrowings	$11,997	$11,614	$11,107	$14,086	$11,515
Fixed charges excluding interest on deposits	11,997	11,614	11,107	14,086	11,515
Interest on deposits	47,103	33,090	35,846	49,364	70,554
Fixed charges including interest on deposits	$59,100	$44,704	$46,953	$63,450	$82,069
Preferred stock dividends (1)	—	—	—	—	—
Fixed charges including preferred stock dividends	$59,100	$44,704	$46,953	$63,450	$82,069
Earnings for ratio computations (2)
Excluding interest on deposits	$218,935	$152,679	$92,368	$118,977	$82,034
Including interest on deposits	$266,038	$185,769	$128,214	$168,341	$152,588
Ratio of earnings to fixed charges (3)
Excluding interest on deposits	18.25	13.15	8.32	8.45	7.12
Including interest on deposits	4.50	4.16	2.73	2.65	1.86
Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	18.25	13.15	8.32	8.45	7.12
Including interest on deposits	4.50	4.16	2.73	2.65	1.86

(1)
On August 5, 2015, the Company issued an aggregate 3.2 million depositary shares, each representing a 1/400th ownership interest in a share of the Company's 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock. On January 4, 2016, the Company declared a semi-annual cash dividend of $0.805 per depositary share, which was paid on February 1, 2016.

(2) Earnings are the sum of income before income tax expense and fixed charges.
(3) For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.